TRADEQUEST INTERNATIONAL, INC.

801 Brickell Bay Drive

Suite 1965

Miami, Florida 33131

telephone (305) 377-2110

‘CORRESP’

December 20, 2006

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Larry Spirgel, Assistant Director

Re:	Tradequest International, Inc. (the “Company”)
Form SB-2
File No. 333-138800
Date Filed: November 17, 2006

Ladies and Gentlemen:

Reference is made to the Staff’s comments under cover of its letter dated December 11, 2006 on the above-referenced filing. The following numbered responses correspond to the staff’s numbered comments in its December 11, 2006 letter. In addition, we have included a revised page 50 in response to comment 2.

In response to the staff’s comments, please be advised as follows:

General

1.           Given the nature and size of the transaction being registered for resale by entities all under common control (e.g., you are registering approximately 100% the number of shares currently issued and outstanding prior to this offering), advise the staff of the company’s basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i).

Response. Clearly, the issue is an imposing one, and one that has great currency in the securities community at the present time. The staff has concerns that the magnitude of the shares registered effectively transitions the resale by the investors to a primary rather than a secondary offering, and we trust that some of accommodations and explanations described below will satisfy staff’s concerns in that regard.

The Company is prepared to reduce the number of shares to be registered to 37,500,000, which, based on the conversion formula as reflected on the registration fee page of the initial filing, represents an aggregate offering price of only $750,000. This is seemingly a relatively small amount in dollar terms, and represents a number well below the maximum of a limited offering under Rule 504 of the Securities Act of 1933. Unfortunately, the Company is a small penny stock company and is doing everything it can in order to improve its financial position and prospects to have its price appreciate in the market. Until certain basic financing is achieved, the Company’s low market price limits its flexibility in the manner in which it finances and the conditions and financial terms that it is able to obtain. Reducing the number of shares even further from this level would represent a harsh imposition on the Company and the note holders during this formative stage of the Company’s development and would make any institutional financing for the Company and similarly situated issuers extremely difficult.

We would also point out that in addition to the reduction in the shares as described above, the Company, mindful of a possible market impact and appearance, did not register the warrant shares underlying the warrants issued to the note holders in the transaction, which would normally be the case, nor has it registered at this time common stock and derivative securities issued to other investors. We would also note that the note holder investors have also contractually agreed to limit their conversions to no more than the greater of $80,000 per calendar month or the average daily dollar volume calculated during a 10-business-day period prior to any conversion.

Apart from these considerations, we would also underscore that it is our belief that the resale by the note holders does not represent a primary offering in that they are not functioning as an underwriter selling on behalf of the Company. The note holders do not represent entities sharing an identity of interest with the Company, as they do not directly or indirectly control its actions either by contract or through management or exercise of any voting rights. The note holders have not requested, nor do they have greater access than any of the Company’s stockholders relevant to information pertaining to its operations or financial information. They do not, in our judgment, have any affiliation with the Company by reason of the circumstance that no note holder has the right to convert their notes if, by virtue of such conversion, the holder and its affiliates would become the beneficial owner of more than 4.99% of the Company’s common stock.

We recognize that each financing transaction has its own unique circumstance based on the financial terms and the capitalization of the issuer. Given the circumstances of the Company, we believe the number of shares registered represents a reasonable reconciliation between the needs of the issuer and its stockholders and the marketplace rather than attempting to satisfy a calculation based on a predetermined formula. We would hope the adjustment made by the Company would satisfy the concerns of the staff.

Plan of Distribution, page 13

2.          Indicate whether the selling stockholders intend to immediately sell the securities upon conversion. Discuss whether the selling stockholders may enter into any sale or derivative transactions involving the company’s stock following a notice of conversion but prior to receipt of the shares from the company. If so, also consider adding a risk factor discussing the downward pressure these derivate transactions may have on the market price of the company’s stock.

Response. The Company has been advised by the selling security holders that it is unknown at this time if they will immediately sell the shares of the Company’s common stock which may be acquired upon any conversion of the callable 6% secured convertible notes. As set forth elsewhere herein, the conversion of the callable 6% secured convertible notes by the holders is limited to the 4.99% cap on beneficial ownership by the holder or its affiliates. The timing of any sales by the selling security holders will depend on current market conditions, including the trading price of the Company’s common stock and its liquidity, and the level of their holdings in the Company, which makes it unlikely that they will be in a position or would sell more than a limited number of shares in any constricted period of time. The Company has been further advised by the selling security holders that they will not enter into any sale or derivative transactions involving the Company’s common stock following a notice of conversion of the callable 6% secured convertible notes but prior to receipt of the shares from the Company.

Accordingly, no additional risk factor was deemed necessary.

The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments, please contact the undersigned or our counsel, James M. Schneider, Esq., Schneider Weinberger & Beilly, LLP, 2200 Corporate Boulevard, NW, Suite 210, Boca Raton, Florida 33431, telephone (561) 362-9595, facsimile (561) 362-9612, email: jim@swblaw.net.

Very truly yours,

/s/ Luis Alvarez

Luis Alvarez, CEO

cc:	James M. Schneider, Esq.

Revised Page 50

The selling security holders may, from time to time, pledge or grant a security interest in some or all of the shares or common stock or warrants owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under a supplement to this prospectus under Rule 424 (b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling security holders to include the pledgee, transferee or other successors-in-interest as selling security holders under this prospectus.

The selling security holders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors-in-interest will be the selling beneficial owners for purposes of this prospectus. We will supplement this prospectus to disclose the names of any pledges, donees, transferees, or other successors-in-interest that intend to offer common stock through this prospectus.

We have been advised by the selling security holders that it is unknown at this time if they will immediately sell the shares of our common stock which may be acquired upon any conversion of the callable 6% secured convertible notes. As set forth elsewhere herein, the conversion of the callable 6% secured convertible notes by the holders is limited to the 4.99% cap on beneficial ownership by the holder or its affiliates. The timing of any sales by the selling security holders will depend on current market conditions, including the trading price of our common stock and its liquidity, and the level of their holdings in our company, which make it unlikely that they will be in a position or would sell more than a limited number of shares in any constricted period of time. We have been further advised by the selling security holders that they will not enter into any sale or derivative transactions involving our common stock following a notice of conversion of the callable 6% secured convertible notes but prior to receipt of the shares from us.

Special considerations related to penny stock rules

Shares of our common stock may be subject to rules adopted by the SEC that regulate broker-dealer practices in connection with transactions in “penny stocks”. Penny stocks are generally equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges provided that current price and volume information with respect to transactions in those securities is provided by the exchange). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from those rules, to deliver a standardized risk disclosure document which contains the following:

•	a description of the nature and level of risk in the market for penny stocks in both public offerings and secondary trading;

•

a description of the broker’s or dealer’s duties to the customer and of the rights and remedies available to the customer with respect to violation to these duties or other requirements of securities laws;

•	a brief, clear, narrative description of a dealer market, including “bid” and “ask” prices for penny stocks and the significance of the spread between the “bid” and “ask” price;

•	a toll-free telephone number for inquiries on disciplinary actions;

•	definitions of significant terms in the disclosure document or in the conduct of trading in penny stocks; and

•	other information as the SEC may require by rule or regulation.